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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     For the period ended December 22, 2003

                          Coolbrands International Inc.
                  (formerly Yogen Fruz World-Wide Incorporated)
                 -----------------------------------------------
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
             ------------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F                 Form 40-F  x
                           ------                    -----


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No  x
                     ------                   -----


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________





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     Materials relating to Registrant and filed pursuant to this Form 6-K include a press release filed with SEDAR in Canada relating to the Registrant's announcement that Registrant will distribute Unilever Brands.



                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    COOLBRANDS INTERNATIONAL INC.


Date: December 23, 2003         By: /s/ Aaron Serruya
      -----------------             --------------------------------------
                                    Name:  Aaron Serruya
                                    Title: Executive Vice President





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                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


FOR IMMEDIATE RELEASE: December 22, 2003
----------------------------------------

For More Information Contact:
         Michael Serruya, Co-Chairman
         CoolBrands International Inc.
         Email Address: mserruya@coolbrandsinc.com
         Telephone: (905) 479-8762

--------------------------------------------------------------------------------

                    COOLBRANDS TO DISTRIBUTE UNILEVER BRANDS

     DSD Distribution Assets Acquired from Nestle will be used to Distribute
           Ben & Jerry's, Klondike, Popsicle, Good Humor and Breyer's

CoolBrands International Inc. (TSX: COB.A) announced today that it has entered into an agreement with Unilever Ice Cream to distribute Unilever's branded ice cream and related frozen dessert products.

Pursuant to the agreement announced today, CoolBrands' wholly owned subsidiary, Eskimo Pie Frozen Distribution, Inc., will distribute the full line of Unilever's packaged ice creams and frozen novelties to retailers in specified channels of distribution in the states of Washington, Oregon, California and Florida and the Metropolitan New York area. Unilever's brands include Ben & Jerry's, Klondike, Popsicle, Good Humor and Breyer's.

"The alignment of Unilever's brands with CoolBrands' distribution capabilities is a good strategic fit for both companies," stated CoolBrands' President and Co-Chief Executive Officer, David J. Stein. "Partner brands are an important component of our distribution strategy and we believe Unilever will be a valuable partner for CoolBrands going forward."

"We are excited to team up with CoolBrands in these markets," stated Bruce Shoecraft, the Vice President for Sales - Out of Home for Unilever Ice Cream. "We believe the combination of our strong brands with CoolBrands' outstanding distribution capabilities will drive growth for Unilever and CoolBrands over the long term."

On July 7, 2003, CoolBrands acquired from Nestle substantially all of its distribution assets in the U.S., making CoolBrands one of only two "direct-store-delivery" (DSD) ice cream distribution systems with broad penetration of major markets across the U.S. in the grocery and convenience channels.

About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands is the pre-eminent company in the fast-growing




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"better-for-you" ice cream category with offerings such as fat free, non-dairy
Whole Fruit 'TM' Sorbet, Weight Watchers'r' Smart Ones'r' low-fat and fat-free frozen desserts and new Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r'Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

Coolbrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream, I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company-owned, franchised and non-traditional partnership locations around the world.

This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding the Company's financial position and business strategy. These statements may be identified by the fact that they use such words as "anticipate," "estimate," "expect," "intend," "plan," "believe," and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, competitive product development and promotional activity, the level of consumer interest in the Company's products, product costing, the weather, the performance of management, including management's ability to implement its plans as contemplated, the Company's relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation and litigation. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.





                        STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as..............................  'TM'
The registered trademark symbol shall be expressed as...................   'r'